

January 4, 2021

Ian P. Cleminson
Executive Vice President and Chief Financial Officer
Innospec, Inc.
8310 South Valley Highway
Suite 350
Englewood, Colorado 80112

> **Re: Innospec, Inc.**
> **Form 10-K for the year ended December 31, 2019**
> **Response dated December 22, 2020**
> **File No. 001-13879**

Dear Mr. Cleminson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences